Exhibit 99.2

AMENDING AGREEMENT NO. 1

MEMORANDUM OF AGREEMENT made as of the 23rd day of May 2012,

B E T W E E N:

HUDBAY MINERALS INC.,

as Borrower,

- and -

HUDSON BAY MINING AND SMELTING

CO., LIMITED,

as Borrower,

- and -

CERTAIN OF THEIR RESPECTIVE

SUBSIDIARIES,

as Guarantors,

- and -

THE BANK OF NOVA SCOTIA,

as Administrative Agent,

- and -

THE LENDERS FROM TIME TO TIME

PARTY TO THE CREDIT AGREEMENT.

WHEREAS the Borrowers, the Guarantors, the Agent and certain financial institutions as lenders entered into a credit agreement (the “Credit Agreement”) dated as of November 3, 2010;

AND WHEREAS the Borrowers, the Guarantors, the Agent and the Lenders wish to amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1.                                       Interpretation

(a)                                  All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement.

(b)                                 Sections 1.2, 1.3, 1.4 and 13.1 of the Credit Agreement are incorporated herein by reference.

(c)                                  Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d)                                 Section headings are for convenience only.

2.                                       Effective Date

The amendment set forth in Section 3 herein shall be effective as of the date hereof.

3.                                       Amendment to the Credit Agreement

The Credit Agreement is hereby amended as follows (language added or deleted pursuant to this Agreement is indicated with double underline or ~~strikethrough~~ respectively):

(a)                                  The definition of “Permitted Debt” in Section 1.1 of the Credit Agreement is amended by deleting such definition in its entirety and replacing it with the following:

““Permitted Debt” means:

(i)                                     the Obligations;

(ii)                                  the Other Secured Obligations to the extent they constitute Debt;

(iii)                               Debt of a Restricted Party contemplated by paragraph (vi) of the definition of Debt herein;

(iv)                              unsecured Intercorporate Obligations; provided that such Debt is incurred when no Default or Event of Default has occurred and is continuing;

(v)                                 Subordinated Debt;

(vi)                              Debt owed by a Person at the time the Person becomes a Restricted Party, provided that the Debt has not been incurred in contemplation of the Person becoming a Restricted Party and no Person that was previously or subsequently becomes a Restricted Party incurs any liability for the Debt;

(vii)                           reimbursement and related obligations in an aggregate principal amount not to exceed US$75,000,000 owing to an Acceptable LC Issuer by any

Restricted Party for whose account a letter of credit or other similar instrument contemplated in paragraph (ii) of the definition of Permitted Lien is issued, provided that the relevant Restricted Party has posted cash collateral with such Acceptable LC Issuer to secure all such reimbursement and related obligations;

(viii)        unsecured Debt in a maximum of up to US$500,000,000 incurred by Hudbay in connection with the issuance of certain bonds on or before June 15, 2012 and unsecured guarantees from the other Obligors in respect of such bonds; provided that such bonds shall only be permitted hereunder so long as they do not provide for any scheduled repayments of principal before the date which is at least one year following the Maturity Date;

(ix)           Capital Lease Obligations and Debt secured by Purchase Money Obligations which do not exceed at any time the aggregate of US$75,000,000 or its Equivalent Amount in another currency less any amount of Debt outstanding referred to in paragraph (x) ~~(ix)~~ below in excess of US$25,000,000; and

(x)                                   other Debt up to a maximum amount not exceeding US$100,000,000 or its Equivalent Amount in another currency less any amount of Debt outstanding referred to in paragraph (ix) ~~(viii)~~ above.”

4.                                       Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a)                                  the execution and delivery of this Agreement and the performance by the Obligors of their obligations under the Credit Agreement will not violate any applicable law, judgment or order;

(b)                                 the representations and warranties of the Obligors contained in the Loan Documents are true and correct in all material respects on the date hereof, both before and after giving affect to this Agreement (except to the extent such representations and warranties relate specifically to a different date, in which case such representations and warranties shall be true and correct on and as of such date); and

(c)                                  no Default or Event of Default has occurred and is continuing or would arise as a result of the execution, delivery or performance of this Agreement.

5.                                       Confirmation of Security

The Borrower hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(a)                                  remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of the Borrower, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of the Borrower to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(b)                                 is enforceable against it by the Agent in accordance with its terms.

6.                                       Miscellaneous

(a)                                  The parties hereto agree that this Agreement shall be a Loan Document.

(b)                                 With the exception of the foregoing amendment, the Credit Agreement shall continue in full force and effect, unamended.

(c)                                  This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d)                                 This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e)                                  This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f)                                    The Obligors shall promptly cure any default in its execution and delivery of this Agreement. The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g)                                 Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

HUDBAY MINERALS INC.

	by	(signed) “David S. Bryson”
		Name:	David S. Bryson
		Title:	Senior Vice President and CFO

HUDSON BAY MINING AND
SMELTING CO., LIMITED

	by	(signed) “David S. Bryson”
		Name:	David S. Bryson
		Title:	Senior Vice President, Finance

HUDBAY MARKETING & SALES
INC.

	by	(signed) “David S. Bryson”
		Name:	David S. Bryson
		Title:	Senior Vice President and CFO

HUDSON BAY EXPLORATION AND
DEVELOPMENT COMPANY
LIMITED
	by	(signed) “David S. Bryson”
		Name:	David S. Bryson
		Title:	Senior Vice President and CFO

Administrative Agent

THE BANK OF NOVA SCOTIA

	by	(signed) “Alastair Borthwick”
		Name:	Alastair Borthwick
		Title:	Managing Director

(signed) “Clement Yu”
		Name:	Clement Yu
		Title:	Associate

The Lenders

CANADIAN IMPERIAL BANK OF
COMMERCE

	by	(signed) “Peter Rawlins”
		Name:	Peter Rawlins
		Title:	Executive Director

(signed) “Jens Paterson”
		Name:	Jens Paterson
		Title:	Executive Director

THE BANK OF NOVA SCOTIA

	by	(signed) “Ray Clarke”
		Name:	Ray Clarke
		Title:	Managing Director

(signed) “Stephen MacNeil”
		Name:	Stephen MacNeil
		Title:	Associate

THE TORONTO-DOMINION BANK

	by	(signed) “Sanup Gupta”
		Name:	Sanup Gupta
		Title:	Vice President

(signed) “Rohan Appadurai”
		Name:	Rohan Appadurai
		Title:	Managing Director

ROYAL BANK OF CANADA

	by	(signed) “Stam Fountoulakis”
		Name:	Stam Fountoulakis
		Title:	Authorized Signatory

Name:
Title:

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CREDIT SUISSE AG, TORONTO
BRANCH

by	(signed) “Alain Daoust”
	Name:	Alain Daoust
	Title:	Director

(signed) “Andrew Stewart”
	Name:	Andrew Stewart
	Title:	Chief Financial Officer

BANK OF AMERICA, N.A., CANADA
BRANCH

by	(signed) “Medina Sales de Andrade”
	Name:	Medina Sales de Andrade
	Title:	Vice President

Name:
Title:

NATIONAL BANK OF CANADA

by	(signed) “Roch Ledoux”
	Name:	Roch Ledoux
	Title:	Directeur - Director

(signed) “Luc Bernier”
	Name:	Luc Bernier
	Title:	Directeur - Director

SOCIÉTÉ GÉNÉRALE (CANADA
BRANCH)

by	(signed) “Michael C. Manion”
	Name:	Michael C. Manion
	Title:	Director

(signed) “Simona Lungu”
	Name:	Simona Lungu
	Title:	Director

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